[Digimarc Corporation Letterhead]

October 14, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:  Mark P. Shuman

Re:	Digimarc Corporation
Amendment No. 4 to Registration Statement on Form 10
Filed October 2, 2008
File No. 001-34108

Dear Mr. Shuman:

Digimarc Corporation is providing the following response to the comment set forth in the comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated October 10, 2008 (the “Comment Letter”) relating to the above-referenced Amendment No. 4 to Form 10 filed on October 2, 2008 (the “Amended Form 10”).  Digimarc Corporation has revised the Form 10 in response to the Staff’s comments and is filing concurrently with this letter an Amendment No. 6 to the Form 10, and accompanying information statement (the “Amendment”) that reflects these revisions and generally updates the information contained therein.

For your convenience, the text of comment no. 1 is copied below, followed by our response.  Unless otherwise indicated, references to pages of the Amendment in the text of this letter correspond to the applicable pages of the information statement filed as exhibit 99.1 to the Amendment.

Security Ownership of Certain Beneficial Owners and Management, page 95

1.                                       We note that your response to comment 5 of our letter dated September 19, 2008 does not identify the persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by Koninklijke Philips Electronics N.V.  Please refer to comment 19 of our letter dated August 28, 2008.  Also disclose the address of Koninklijke Philips Electronics N.V. and that it reports information regarding its officers, directors, principal holders in public documents filed with the SEC and in the Netherlands that are available on the Internet.  In this regard, we note that the Form 20-F for the fiscal year ended December 31, 2007 indicated that Koninklijke Philips Electronics N.V. had no greater than five percent holders as of December 31, 2007.  You should state this in the information statement and also state that you based this disclosure on publicly available information.

Response:  We have revised the “Security Ownership of Certain Beneficial Owners and Management” table to include the address for Koninklijke Philips Electronics N.V. (“Philips”).  We have revised footnote 1 to the table to note that Philips reports information regarding its officers, directors and principal holders in documents filed with the SEC and in the Netherlands that are available on the Internet and that the Form 20-F for the year ended December 31, 2007, filed by Philips on February 19, 2008, indicated that Philips had no greater than five percent holders as of December 31, 2007.  In footnote 1 we further indicate that, based on information publicly available, we believe that no persons, directly or indirectly, have or share voting and/or investment power with respect to the shares held by Philips.  Please see page 95 of the Amendment.

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Digimarc Corporation acknowledges that (a) Digimarc Corporation is responsible for the adequacy and accuracy of the disclosure in the filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings and (c) Digimarc Corporation may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

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We greatly appreciate your prompt response to this letter.  If you have any further comments or questions regarding this letter, please contact John Thomas at (503) 727-2144, or the undersigned at (503) 469-4618.

Very truly yours,

/s/ Robert Chamness

Robert Chamness
Chief Legal Officer and Secretary

cc (w/o enc.):	John R. Thomas (Perkins Coie LLP)
Roy W. Tucker (Perkins Coie LLP)